Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

Conference Call to Be Held at 7:00 A.M. U.S. Eastern Time on February 26, 2026

Guangzhou, China, February 26, 2026 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

•	Total net revenues for the fourth quarter of 2025 were RMB32.5 billion (US$4.6 billion), compared with RMB33.2 billion in the prior year period. Total net revenues for the full year of 2025 were RMB105.9 billion (US$15.1 billion), compared with RMB108.4 billion in the prior year.

•	GMV[1] for the fourth quarter of 2025 increased by 0.6% year over year to RMB66.6 billion from RMB66.2 billion in the prior year period. GMV for the full year of 2025 increased by 2.0% year over year to RMB213.5 billion from RMB209.3 billion in the prior year.

•	Gross profit for the fourth quarter of 2025 was RMB7.4 billion (US$1.1 billion), compared with RMB7.6 billion in the prior year period. Gross profit for the full year of 2025 was RMB24.5 billion (US$3.5 billion), compared with RMB25.5 billion in the prior year.

•	Net income attributable to Vipshop’s shareholders for the fourth quarter of 2025 increased by 5.8% year over year to RMB2.6 billion (US$370.3 million) from RMB2.4 billion in the prior year period. Net income attributable to Vipshop's shareholders for the full year of 2025 was RMB7.2 billion (US$1.0 billion), compared with RMB7.7 billion in the prior year.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the fourth quarter of 2025 was RMB2.9 billion (US$408.7 million), compared with RMB3.0 billion in the prior year period. Non-GAAP net income attributable to Vipshop's shareholders for the full year of 2025 was RMB8.7 billion (US$1.3 billion), compared with RMB9.0 billion in the prior year.

•	The number of active customers[3] for the fourth quarter of 2025 was 45.3 million, compared with 45.7 million in the prior year period. The number of active customers for the full year of 2025 was 84.8 million, compared with 84.7 million in the prior year.

1 “Gross merchandise value (GMV)” is defined as the total value of all products and services sold through the Company’s online channels, Shan Shan Outlets, and other offline stores during the given period, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

3 “Active customers” is defined as registered members who have purchased from the Company’s Vipshop mobile app, vip.com website and Vipshop WeChat Mini-Program at least once during the relevant period.

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•	Total orders[4] for the fourth quarter of 2025 were 206.0 million, compared with 217.5 million in the prior year period. Total orders for the full year of 2025 were 732.4 million, compared with 757.5 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In 2025, we navigated a dynamic landscape by focusing on strategic realignment and ensuring operational resilience, which lays a strong foundation for long-term quality growth. Throughout the year, leveraging the agility inherent in our off-price retailer model, we enhanced our merchandising capabilities while deepening customer engagement and loyalty. Notably, AI-driven enhancements delivered greater operational efficiency while enabling a more engaging customer experience. Building on this, we are now dedicated to strengthening our growth flywheel by sharpening our excellence across merchandising, customer engagement and operations, while embedding AI deeper into our core operations. We expect this to drive sustainable and profitable growth in 2026 and beyond.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We concluded 2025 with stable topline performance and robust profitability, demonstrating clear financial resilience. This provides the flexibility to both reinvest strategically in the business and return meaningful capital to shareholders, as evidenced by the US$944.1 million returned in 2025 through dividends and share repurchases. Looking ahead, we are steadily rebuilding business momentum with continued focus on quality growth and disciplined investment. This positions us confidently for sustained growth and value creation in the future.”

Fourth Quarter 2025 Financial Results

REVENUES

Total net revenues for the fourth quarter of 2025 were RMB32.5 billion (US$4.6 billion), compared with RMB33.2 billion in the prior year period.

GROSS PROFIT

Gross profit for the fourth quarter of 2025 was RMB7.4 billion (US$1.1 billion), compared with RMB7.6 billion in the prior year period. Gross margin for the fourth quarter of 2025 was 22.9%, compared with 23.0% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2025 decreased by 3.7% year over year to RMB4.9 billion (US$697.7 million) from RMB5.1 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2025 decreased to 15.0% from 15.2% in the prior year period.

•	Fulfillment expenses for the fourth quarter of 2025 decreased by 1.0% year over year to RMB2.4 billion (US$348.6 million) from RMB2.5 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2025 were 7.5%, compared with 7.4% in the prior year period.

4 “Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online channels, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

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•	Marketing expenses for the fourth quarter of 2025 decreased by 6.1% year over year to RMB873.7 million (US$124.9 million) from RMB930.3 million in the prior year period. As a percentage of total net revenues, marketing expenses for the fourth quarter of 2025 decreased to 2.7% from 2.8% in the prior year period.

•	Technology and content expenses for the fourth quarter of 2025 decreased by 9.3% year over year to RMB425.5 million (US$60.8 million) from RMB469.2 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the fourth quarter of 2025 decreased to 1.3% from 1.4% in the prior year period.

•	General and administrative expenses for the fourth quarter of 2025 decreased by 5.2% year over year to RMB1.1 billion (US$163.4 million) from RMB1.2 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2025 decreased to 3.5% from 3.6% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2025 increased by 1.7% year over year to RMB2.90 billion (US$414.5 million) from RMB2.85 billion in the prior year period. Operating margin for the fourth quarter of 2025 increased to 8.9% from 8.6% in the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2025, which excluded share-based compensation expenses, was RMB3.2 billion (US$462.6 million), compared with RMB3.4 billion in the prior year period. Non-GAAP operating margin6 for the fourth quarter of 2025 was 10.0%, compared with 10.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2025 increased by 5.8% year over year to RMB2.6 billion (US$370.3 million) from RMB2.4 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2025 increased to 8.0% from 7.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2025 increased to RMB5.12 (US$0.73) from RMB4.69 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2025, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB2.9 billion (US$408.7 million), compared with RMB3.0 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2025 was 8.8%, compared with 9.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2025 was RMB5.66 (US$0.81), compared with RMB5.70 in the prior year period.

5 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

8 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non- GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

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For the quarter ended December 31, 2025, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 505,342,970.

BALANCE SHEET AND CASH FLOW

As of December 31, 2025, the Company had cash and cash equivalents and restricted cash of RMB24.1 billion (US$3.4 billion) and short term investments of RMB5.8 billion (US$826.1 million).

For the quarter ended December 31, 2025, net cash generated from operating activities was RMB5.5 billion (US$781.9 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	Dec 31, 2024 RMB’000	Dec 31, 2025 RMB’000	Dec 31, 2025 US$’000
Net cash generated from operating activities	8,893,726	5,467,910	781,901
Reconciling items:
Net impact from internet financing activities[11]	107,166	9,784	1,399
Capital expenditures	(588,841)	(497,006)	(71,071)
Free cash inflow	8,412,051	4,980,688	712,229

Full Year 2025 Financial Results

Total net revenues for the full year of 2025 were RMB105.9 billion (US$15.1 billion), compared with RMB108.4 billion in the prior year.

Gross profit for the full year of 2025 was RMB24.5 billion (US$3.5 billion), compared with RMB25.5 billion in the prior year. Gross margin for the full year of 2025 was 23.1%, compared with 23.5% in the prior year.

Income from operations for the full year of 2025 was RMB8.1 billion (US$1.2 billion), compared with RMB9.2 billion in the prior year. Operating margin for the full year was 7.7%, compared with 8.5% in the prior year.

Non-GAAP income from operations for the full year of 2025, which excluded share-based compensation expenses, was RMB9.9 billion (US$1.4 billion), compared with RMB10.7 billion in the prior year. Non-GAAP operating margin for the full year of 2025 was 9.3%, compared with 9.9% in the prior year.

10 Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

11 Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

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Net income attributable to Vipshop’s shareholders for the full year of 2025 was RMB7.2 billion (US$1.0 billion), compared with RMB7.7 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2025 was 6.8%, compared with 7.1% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2025 was RMB14.15 (US$2.02), compared with RMB14.35 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2025, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB8.7 billion (US$1.3 billion), compared with RMB9.0 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2025 was 8.3%, which remained stable as compared with that in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2025 increased to RMB17.08 (US$2.44), compared with RMB16.75 in the prior year.

For the full year of 2025, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 511,919,450.

For the full year of 2025, net cash generated from operating activities was RMB7.5 billion (US$1.1 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended
	Dec 31, 2024 RMB’000	Dec 31, 2025 RMB’000	Dec 31, 2025 US$’000
Net cash generated from operating activities	9,128,983	7,454,245	1,065,943
Reconciling items:
Net impact from internet financing activities	55,593	(35,074)	(5,016)
Capital expenditures	(3,562,586)	(2,066,537)	(295,511)
Free cash inflow	5,621,990	5,352,634	765,416

Share Repurchase Program

During the quarter ended December 31, 2025, the Company repurchased US$305.4 million of its ADSs under its current US$1.0 billion share repurchase program, which is effective through February 2027. As of December 31, 2025, the Company had an unutilized amount of US$316.0 million under this program.

Declaration of 2025 Dividend

The Company’s board of directors has approved and declared an annual cash dividend for fiscal year 2025 in the amount of US$3.10 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 10, 2026. The payment date is expected to be on April 24, 2026. Holders of the Company's ADSs will receive the cash dividends through the depositary, Deutsche Bank Trust Company Americas, subject to the terms of the deposit agreement.

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Business Outlook

For the first quarter of 2026, the Company expects its total net revenues to be between RMB26.3 billion and RMB27.6 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate on December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2025 or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, February 26, 2026 at 7:00 am U.S. Eastern Time, 8:00 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BId8a721cb0cc8420cab7858dc569d1e68

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/iotntvhn/. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

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Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31,2024	December 31,2025	December 31,2025	December 31,2024	December 31,2025	December 31,2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Product revenues	30,889,540	29,945,173	4,282,103	100,734,550	97,398,826	13,927,847
Other revenues (1)	2,334,302	2,528,606	361,586	7,686,282	8,520,720	1,218,447
Total net revenues	33,223,842	32,473,779	4,643,689	108,420,832	105,919,546	15,146,294
Cost of revenues	(25,596,304)	(25,029,580)	(3,579,182)	(82,951,178)	(81,429,230)	(11,644,225)
Gross profit	7,627,538	7,444,199	1,064,507	25,469,654	24,490,316	3,502,069
Operating expenses:
Fulfillment expenses (2)	(2,460,984)	(2,437,532)	(348,562)	(8,346,864)	(8,291,670)	(1,185,693)
Marketing expenses	(930,293)	(873,714)	(124,939)	(2,979,654)	(2,988,995)	(427,421)
Technology and content expenses	(469,223)	(425,462)	(60,840)	(1,892,434)	(1,755,123)	(250,979)
General and administrative expenses	(1,205,101)	(1,142,656)	(163,398)	(3,992,657)	(4,374,425)	(625,534)
Total operating expenses	(5,065,601)	(4,879,364)	(697,739)	(17,211,609)	(17,410,213)	(2,489,627)
Other operating income	289,291	334,011	47,763	915,208	1,055,843	150,984
Income from operations	2,851,228	2,898,846	414,531	9,173,253	8,135,946	1,163,426
Investment gain and revaluation of investments	72,649	23,155	3,311	148,170	144,723	20,695
Impairment loss of investments	(3,000)	-	-	(61,246)	(15,450)	(2,209)
Interest expense	(17,560)	(29,882)	(4,273)	(57,676)	(90,037)	(12,875)
Interest income	227,427	191,864	27,436	809,792	801,587	114,625
Exchange gain (loss)	138,633	(17,132)	(2,450)	(24,813)	(62,086)	(8,878)
Income before income tax expense and share of income of equity method investees	3,269,377	3,066,851	438,555	9,987,480	8,914,683	1,274,784
Income tax expenses	(816,363)	(583,042)	(83,374)	(2,315,515)	(1,798,963)	(257,248)
Share of income of equity method investees	32,799	167,582	23,964	166,980	293,919	42,030
Net income	2,485,813	2,651,391	379,145	7,838,945	7,409,639	1,059,566
Net income attributable to non-controlling interests	(39,134)	(62,172)	(8,890)	(99,010)	(167,149)	(23,902)
Net income attributable to Vipshop's shareholders	2,446,679	2,589,219	370,255	7,739,935	7,242,490	1,035,664
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	102,688,899	97,833,086	97,833,086	106,074,914	100,072,178	100,072,178
—Diluted	104,300,280	101,068,594	101,068,594	107,855,806	102,383,890	102,383,890
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop's shareholders——Basic	23.83	26.47	3.79	72.97	72.37	10.35
Net income attributable to Vipshop's shareholders——Diluted	23.46	25.62	3.66	71.76	70.74	10.12
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop's shareholders——Basic	4.77	5.29	0.76	14.59	14.47	2.07
Net income attributable to Vipshop's shareholders——Diluted	4.69	5.12	0.73	14.35	14.15	2.02

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(1) Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.	(1) Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.8 billion and RMB 1.7 billion in the three month periods ended December 31,2024 and December 31,2025, respectively.	(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 5.9 billion and RMB 5.8 billion in the twelve month periods ended December 31,2024 and December 31,2025, respectively.

(3) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.	(3) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31,2024	December 31,2025	December 31,2025	December 31,2024	December 31,2025	December 31,2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	22,747	15,862	2,268	84,079	68,092	9,737
Marketing expenses	8,295	12,332	1,763	31,215	52,074	7,446
Technology and content expenses	97,919	73,189	10,466	382,308	309,364	44,238
General and administrative expenses	410,126	234,871	33,586	1,040,138	1,301,533	186,117
Total	539,087	336,254	48,083	1,537,740	1,731,063	247,538

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Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2024	December 31,2025	December 31,2025
	RMB'000	RMB'000	USD'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,352,161	22,990,435	3,287,588
Restricted cash	602,342	1,132,729	161,978
Short term investments	1,872,756	5,777,222	826,132
Accounts receivable, net	915,158	889,220	127,157
Amounts due from related parties,net	548,145	762,781	109,076
Other receivables and prepayments,net	2,473,050	2,860,301	409,018
Loan receivables,net	6,878	9,166	1,311
Inventories	5,032,069	5,153,413	736,928
Total current assets	37,802,559	39,575,267	5,659,188
NON-CURRENT ASSETS
Property and equipment, net	18,292,771	18,311,533	2,618,514
Deposits for property and equipment	164,955	6,420	918
Land use rights, net	10,686,400	10,426,682	1,490,996
Intangible assets, net	327,844	324,067	46,341
Investment in equity method investees	2,002,043	3,136,784	448,554
Other investments	3,355,489	4,800,356	686,442
Other long-term assets	434,206	351,085	50,204
Goodwill	755,213	755,213	107,994
Deferred tax assets, net	681,029	757,113	108,266
Operating lease right-of-use assets	433,617	398,798	57,027
Total non-current assets	37,133,567	39,268,051	5,615,256
TOTAL ASSETS	74,936,126	78,843,318	11,274,444
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,399,629	5,844,620	835,770
Accounts payable	15,190,560	12,536,639	1,792,716
Advance from customers	2,035,184	1,890,586	270,350
Accrued expenses and other current liabilities	9,663,421	9,941,146	1,421,565
Amounts due to related parties	104,187	101,782	14,555
Deferred income	476,796	520,853	74,481
Operating lease liabilities	57,224	47,458	6,786
Total current liabilities	29,927,001	30,883,084	4,416,223
NON-CURRENT LIABILITIES
Deferred tax liability	783,863	707,322	101,146
Deferred income-non current	2,084,038	2,252,797	322,146
Operating lease liabilities	591,995	556,951	79,643
Total non-current liabilities	3,459,896	3,517,070	502,935
TOTAL LIABILITIES	33,386,897	34,400,154	4,919,158
EQUITY:
Total shareholders' equity (US$0.0001 par value, 500 million shares authorized, 110 million shares issued, and 95.8 million shares outstanding as of December 31, 2025) (4)	39,968,813	41,004,749	5,863,599
Non-controlling interests	1,580,416	3,438,415	491,687
Total shareholders' equity	41,549,229	44,443,164	6,355,286
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,936,126	78,843,318	11,274,444

(4) The number of treasury stock as of December 31, 2025 was 14.3 million, all of which  are Class A ordinary shares repurchased under the share repurchase program.

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Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2024	December 31,2025	December 31,2025	December 31,2024	December 31,2025	December 31,2025
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Income from operations	2,851,228	2,898,846	414,531	9,173,253	8,135,946	1,163,426
Share-based compensation expenses	539,087	336,254	48,083	1,537,740	1,731,063	247,538
Non-GAAP income from operations	3,390,315	3,235,100	462,614	10,710,993	9,867,009	1,410,964

Net income attributable to Vipshop's shareholders	2,446,679	2,589,219	370,255	7,739,935	7,242,490	1,035,664
Share-based compensation expenses	539,087	336,254	48,083	1,537,740	1,731,063	247,538
Impairment loss of investments	3,000	-	-	61,246	15,450	2,209
Investment gain and revaluation of investments excluding dividends	(72,130)	(23,155)	(3,311)	(147,651)	(143,865)	(20,572)
Reconciling items on the share of equity method investments(5)	101,478	(5,423)	(775)	31,753	89,639	12,818
Tax effects on non-GAAP adjustments	(44,446)	(38,864)	(5,557)	(190,476)	(189,651)	(27,120)
Non-GAAP net income attributable to Vipshop's shareholders	2,973,668	2,858,031	408,695	9,032,547	8,745,126	1,250,537

(5) To exclude the GAAP to non-GAAP reconciling items relating to investment gain and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	102,688,899	97,833,086	97,833,086	106,074,914	100,072,178	100,072,178
—Diluted	104,300,280	101,068,594	101,068,594	107,855,806	102,383,890	102,383,890
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop's shareholders——Basic	28.96	29.21	4.18	85.15	87.39	12.50
Non-GAAP net income attributable to Vipshop's shareholders——Diluted	28.51	28.28	4.04	83.75	85.42	12.21

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop's shareholders——Basic	5.79	5.84	0.84	17.03	17.48	2.50
Non-GAAP net income attributable to Vipshop's shareholders——Diluted	5.70	5.66	0.81	16.75	17.08	2.44

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